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As filed with the Securities and Exchange Commission on November 10, 2015

Registration No. 333-207367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Voyager Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	46-3003182 (I.R.S. Employer Identification Number)

75 Sidney Street
Cambridge, Massachusetts 02139
(857) 259-5340
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Steven M. Paul, M.D.
President and Chief Executive Officer
Voyager Therapeutics, Inc.
75 Sidney Street
Cambridge, Massachusetts 02139
(857) 259-5340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Edwin M. O'Connor Laurie A. Burlingame Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Marc A. Recht Richard C. Segal Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300

           Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ (File No. 333-207367)

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

           This Post-Effective Amendment No. 1 (this "Amendment") relates to the Registrant's Registration Statement on Form S-1 (File No. 333-207367), as amended, declared effective on November 10, 2015 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

 PART II

Information not required in prospectus

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits.    See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, State of Massachusetts, on this 10th day of November, 2015.

VOYAGER THERAPEUTICS, INC.
By:	/s/ STEVEN PAUL, M.D. Steven Paul, M.D. Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEVEN PAUL, M.D. Steven Paul, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	November 10, 2015
/s/ J. JEFFREY GOATER J. Jeffrey Goater	Senior Vice President, Finance and Business Development (Principal Financial and Accounting Officer)	November 10, 2015
* Mark Levin	Director, Chairman of the Board	November 10, 2015
* Steven Hyman	Director	November 10, 2015
* Michael Higgins	Director	November 10, 2015
* James Geraghty	Director	November 10, 2015
* Perry Karsen	Director	November 10, 2015

* Pursuant to Power of Attorney

By:	/s/ STEVEN PAUL, M.D. Steven Paul, M.D.

 EXHIBIT INDEX

Exhibit number		Description of exhibit
1.1	**	Form of Underwriting Agreement.
3.1	**	Certificate of Incorporation (as currently in effect).
3.2	**	Form of Amended and Restated Certificate of Incorporation (to be in effect upon completion of this offering).
3.3	**	By-laws (as currently in effect).
3.4	**	Form of Amended and Restated Bylaws (to be in effect upon completion of this offering).
4.1	**	Form of Common Stock Certificate.
4.2	**	Second Amended and Restated Investors' Rights Agreement by and among the Registrant and certain of its stockholders dated as of April 10, 2015.
5.1		Opinion of Goodwin Procter LLP.
10.1	#**	2014 Stock Option and Grant Plan and forms of award agreements thereunder.
10.2	#**	2015 Stock Option and Incentive Plan and forms of award agreements thereunder.
10.3	†##**	Collaboration Agreement by and between the Registrant and Genzyme Corporation, dated February 11, 2015.
10.4	†**	Exclusive License Agreement by and between the Registrant and the University of Massachusetts, dated January 30, 2014.
10.5	**	Lease Agreement by and between the Registrant and UP 45/75 Sidney Street, LLC, dated as of April 1, 2014.
10.6	#**	Offer Letter by and between the Registrant and Bernard Ravina, M.D., dated January 15, 2014.
10.7	#**	Offer Letter by and between the Registrant and Robert Pietrusko, Pharm. D., dated May 13, 2014.
10.8	#**	Offer Letter by and between the Registrant and Steven Paul, M.D., dated July 24, 2014.
10.9	**	Form of Indemnification Agreement to be entered into between the Registrant and its directors.
10.10	**	Form of Indemnification Agreement to be entered into between the Registrant and its executive officers.
10.11	†**	License Agreement, by and between the Registrant and ReGenX Biosciences, LLC, dated May 28, 2014.
10.12	#**	2015 Employee Stock Purchase Plan.
23.1	**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

**
Previously filed.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.

#
Represents management compensation plan.

##
Certain exhibits and schedules to these agreements have been omitted from the registration statement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

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PART II Information not required in prospectus
  Item 16. Exhibits and Financial Statement Schedules
SIGNATURES
EXHIBIT INDEX